Exhibit 99.2

Press Release
For Immediate Publication

TIW and ClearWave Reach
Three Million Subscribers in Romania

Montréal, Canada and Amsterdam, the Netherlands, October 7, 2003 — Telesystem International Wireless Inc. (“TIW”) and ClearWave N.V. (“ClearWave”) are pleased to announce that their subsidiary MobiFon S.A. (“MobiFon”), has exceeded the three million subscriber mark.

MobiFon, which operates under the brand name Connex, is the first operator to reach this milestone in Romania, adding over 364,000 net subscribers since January 1, 2003.

“We are immensely proud of the trust Romanians have placed in Connex their leading telecommunications provider” said Ted Lattimore, President and Chief Operating Officer of Connex.

About TIW and ClearWave

TIW, through its subsidiary ClearWave, is a leading cellular operator in Central and Eastern Europe with over 4.2 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:
Investors: Serge Dupuis Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca	Igor Prerovsky ClearWave N.V. + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.connex.ro